ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

03 MAY -1 AM 7:42

29 April 2003

03022239

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
29 April 2003 ASX Announcement & Media Release

dlw 6/4

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

29 April 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

GULF COAST OF USA

RAINOSEK FIELD, LAVACCA COUNTY, TEXAS (FAR 20%)

The 9800 Midcox interval in the Rainosek-1 well has been perforated and tested 100 barrels of 55 degree gravity oil and 0.73 million cubic feet of gas per day on a 9/64 inch choke at 2590 psi. Existing production facilities are now being upgraded to handle this production. Sales should commence within the next two weeks.

A completion rig is on location at the Evans-1 well bore where a completion of the 5800 Wilcox interval is planned. This interval has been isolated for production and will be perforated and tested during the next few days.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes the Rainosek-1, Rainosek-3 and Evans-1 wells and associated production equipment including tanks and pipelines.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au